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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 7)*

                         THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)

        CLASS A COMMON STOCK,                        518439 10 4
      PAR VALUE $.01 PER SHARE
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   (TITLE OF CLASS OF SECURITIES)                  (CUSIP NUMBER)

                                DECEMBER 31, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[_]  RULE 13D-1(B)
[_]  RULE 13D-1(C)
[_]  RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on Following Pages
                              Page 1 of 7 Pages
                         Exhibit Index Appears on Page 6

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CUSIP No.          518439 10 4             13G            Page 2 of 7
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      1        NAME OF REPORTING         LAL FAMILY CORPORATION
               PERSONS:
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
               ONLY):
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (A) [_]
                                                                         (B) [X]
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF   DELAWARE
               ORGANIZATION:

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    NUMBER OF      5  SOLE VOTING POWER:             --
      SHARES
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   BENEFICIALLY    6  SHARED VOTING POWER:       45,534,842
     OWNED BY
                   ------------------------------------------------------------
       EACH        7  SOLE DISPOSITIVE POWER:        --
    REPORTING
                   ------------------------------------------------------------
   PERSON WITH     8  SHARED DISPOSITIVE POWER:  45,534,842

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      9        AGGREGATE AMOUNT BENEFICIALLY     45,534,842
               OWNED BY EACH REPORTING PERSON:

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      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)           N/A
               EXCLUDES CERTAIN SHARES:                               [_]

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      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 27.3%
                                                                     ** SEE ITEM
                                                                               4
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      12       TYPE OF REPORTING PERSON: CO
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ITEM 1.  IDENTITY OF ISSUER

          (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

          (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

          (a)-(c) This report is being filed by LAL Family Corporation with a business address of 767 Fifth Avenue, New York, New York 10153 (the "Reporting Person"). The Reporting Person is a Delaware corporation.

          (d)-(e) This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

          Not Applicable.

ITEM 4.  OWNERSHIP

          (a) As of December 31, 2006, the Reporting Person beneficially owned 45,534,842 shares of Class A Common Stock as follows:
                    2,829,302 shares of Class A Common Stock and 42,705,540 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held indirectly as the sole general partner of LAL Family Partners L.P., which owns the shares.

          (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 45,534,842 shares of Class A Common Stock, which would constitute 27.3% of the number of shares of Class A Common Stock outstanding.

                    Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 2,829,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 45.3% of the aggregate voting power of the Issuer.

          (c) Leonard A. Lauder, as the majority stockholder of the Reporting Person, which is the sole general partner of the LAL Family Partners L.P., has sole voting and dispositive power with respect to the 2,829,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock owned by LAL Family Partners L.P.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Leonard A. Lauder, as the majority stockholder of the Reporting Person, which is the sole general partner of LAL Family Partners L.P., and William P. Lauder and Gary M. Lauder, as stockholders of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,829,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock owned by LAL Family Partners L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          LAL Family Partners L.P., which owns the stock, is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10. CERTIFICATION

          Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            LAL Family Corporation


Date:  February 5, 2007                     By:  /s/ Leonard A. Lauder
                                               ---------------------------------
                                               Leonard A. Lauder
                                               President

                                  EXHIBIT INDEX
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      Exhibit A  --  List of Parties to the Stockholders' Agreement

                                    EXHIBIT A
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                 List of Parties to the Stockholders' Agreement
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Leonard A. Lauder, (a) individually, (b) as Trustee of The Estee Lauder 2002 Trust and (c) as Trustee of The 1995 Estee Lauder LAL Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald
S. Lauder 1966 Trust, (c) as Trustee of The Estee Lauder 2002 Trust and (d) as Trustee of The 1995 Estee Lauder RSL Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary
M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder and (c) as Trustee of The 1995 Estee Lauder LAL Trust

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estee Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor and (d) as Trustee of The 1995 Estee Lauder RSL Trust

Ira T. Wender, (a) as Trustee of The Estee Lauder 2002 Trust, (b) as Trustee of The 1995 Estee Lauder LAL Trust and (c) as Trustee of The 1995 Estee Lauder RSL Trust

The Estee Lauder Companies Inc.

The Ronald S. Lauder Foundation